Richard L Solomons CFO & Head of Commercial Development & CEO Designate	Broadwater Park Denham Buckinghamshire, UB9 5HR Tel: +44(0)1895 512456 Fax: +44(0)1895 512471 Richard.Solomons@ihg.com

Mr Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC 20549
U.S.A.

10 June, 2011

InterContinental Hotels Group PLC
Form 20-F for Fiscal Year Ended
December 31, 2010
Filed April 11, 2011
File No. 001-10409

Dear Mr Woody,

Thank you for your letter dated June 8, 2011 of which we acknowledge receipt.

We will consider the content and provide an appropriate response within ten business days as requested in your letter.

Yours sincerely

/s/ Richard L. Solomons

Richard L Solomons